UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from               to

Commission file number 1-18378

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS SAVINGS PLAN

300 Somerset Corporate Boulevard

Bridgewater, NJ 08807-0912

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

Aventis Pharmaceuticals

Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Aventis Pharmaceuticals

Savings Plan

Index

December 31, 2004 and 2003

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2-3

Statements of Changes in Net Assets Available for Benefits	4-5

Notes to Financial Statements	6-12

Supplemental Schedule*

H - Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2004	13

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Aventis Pharmaceuticals Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aventis Pharmaceuticals Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Florham Park, New Jersey

June 20, 2005

Aventis Pharmaceuticals

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2004

	Nonparticipant- Directed	Participant- Directed	Total
Assets
Investments,
At fair value
Investment in Master Trust	$—	$376,304,699	$376,304,699
Mutual funds	—	760,009,765	760,009,765
Common and commingled trusts	—	267,624,640	267,624,640
At contract value
Participant loans	—	20,381,224	20,381,224
	—	1,424,320,328	1,424,320,328

Income receivable	—	90,470	90,470
Contributions receivable – employee	—	1,874,642	1,874,642
Contributions receivable – employer	10,772,585	50,670,503	61,443,088
	10,772,585	52,635,615	63,408,200

Cash	—	40	40

Total assets	10,772,585	1,476,955,983	1,487,728,568

Liabilities
Bonds payable (note 6)	10,378,630	—	10,378,630
Accrued expenses	—	234,117	234,117
Accrued interest payable	393,955	—	393,955

Total liabilities	10,772,585	234,117	11,006,702
Net assets available for benefits	$—	$1,476,721,866	$1,476,721,866

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2003

	Nonparticipant- Directed	Participant- Directed	Total
Assets
Investments,
At fair value
Investment in Master Trust	$—	$347,834,321	$347,834,321
Mutual funds	—	666,404,868	666,404,868
Common and commingled trusts	—	224,353,630	224,353,630
Money market account	296	—	296
At contract value
Participant loans	—	19,460,712	19,460,712
	296	1,258,053,531	1,258,053,827

Income receivable	—	2,398,148	2,398,148
Contributions receivable – employee	—	1,759,956	1,759,956
Contributions receivable – employer	20,786,816	46,933,702	67,720,518
	20,786,816	51,091,806	71,878,622

Cash	—	11	11

Total assets	20,787,112	1,309,145,348	1,329,932,460

Liabilities
Bonds payable (note 6)	20,026,923	—	20,026,923
Accrued expenses	—	13,101	13,101
Accrued interest payable	760,189	—	760,189

Total liabilities	20,787,112	13,101	20,800,213
Net assets available for benefits	$—	$1,309,132,247	$1,309,132,247

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

	Nonparticipant- Directed	Participant- Directed	Total
Additions
Contributions
Employee	$—	$71,896,010	$71,896,010
Employer	11,106,513	78,908,348	90,014,861
Investment Income
Interest and dividends	—	34,115,246	34,115,246
Net appreciation in the fair value of investments (note 3)	—	61,567,080	61,567,080
Net appreciation in the fair value of investments in Master Trust (note 4)	—	46,354,103	46,354,103
Transfers from other plans	—	4,611,410	4,611,410
Total additions	11,106,513	297,452,197	308,558,710

Deductions
Bond principle payment (Note 6)	(9,648,293)	—	(9,648,293)
Distributions	—	(14,637,044)	(14,637,044)
Transfers to other plans	—	(114,869,775)	(114,869,775)
Interest expense (Note 6)	(1,458,220)	—	(1,458,220)
Fees and expenses	—	(355,759)	(355,759)
Total deductions	(11,106,513)	(129,862,578)	(140,969,091)
Increase in net assets available for benefits	—	167,589,619	167,589,619

Net assets available for benefits
Beginning of year	—	1,309,132,247	1,309,132,247
End of year	$—	$1,476,721,866	$1,476,721,866

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

	Nonparticipant- Directed	Participant- Directed	Total
Additions
Contributions
Employee	$—	$66,425,961	$66,425,961
Employer	11,294,729	73,517,690	84,812,419
Investment Income
Interest and dividends	296	13,376,587	13,376,883
Net appreciation in the fair value of investments (note 3)	—	170,498,060	170,498,060
Net appreciation in the fair value of investments in Master Trust (note 4)	—	32,680,160	32,680,160
Transfers from other plans	—	3,380,451	3,380,451
Total additions	11,295,025	359,878,909	371,173,934

Deductions
Bond principle payment (Note 6)	(8,992,686)	—	(8,992,686)
Distributions	—	(81,058,267)	(81,058,267)
Interest expense (Note 6)	(2,302,339)	—	(2,302,339)
Fees and expenses	—	(247,962)	(247,962)
Total deductions	(11,295,025)	(81,306,229)	(92,601,254)
Increase in net assets available for benefits	—	278,572,680	278,572,680

Net assets available for benefits
Beginning of year	—	1,030,559,567	1,030,559,567
End of year	$—	$1,309,132,247	$1,309,132,247

See accompanying notes to financial statements.

Aventis Pharmaceuticals

Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                            Summary of Significant Plan Provisions

The following description of the Aventis Pharmaceuticals Savings Plan (hereafter referred to as the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all associates of Aventis Inc. (the “Company”) and Aventis Pharmaceuticals Inc. as they meet the prescribed eligibility requirements. All associates are eligible to participate in the Plan beginning on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 25, 2004, sanofi-synthélabo SA (Sanofi), a publicly listed company headquartered in Paris, France made an offer of shares and cash in exchange for all of the shares of the Company’s ultimate parent, Aventis SA (Aventis). Aventis’ Management Board and the Supervisory Board recommended this offer to Aventis shareholders. On August 20, 2004, Aventis S.A., merged with sanofi-synthelabo to form sanofi-aventis.

Master Trust

Effective January 1, 2001, Aventis Pharmaceuticals Inc., Hoescht Marion Roussel Puerto Rico, Inc. (subsequently known as Aventis Pharmaceuticals Puerto Rico, Inc.) and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“Master Trust”) to serve as a funding vehicle for certain commingled assets of the Plan and the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “PR Plan”). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the PR Plan in the Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust. (Note 4)

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee. The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets. T. Rowe Price Group Inc. is the Plan’s recordkeeper. (Note 8)

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), as appointed by the Company’s Board of Directors, is responsible for the general administration of the Plan. The Company also maintains a trust fund as a part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets. The Trustee also administers the payment of interest and principal on the bonds, which are reimbursed to the Trustee through contributions, as determined by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contribution and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 20% of their eligible pay in whole percentage (up to the allowable IRS annual maximum – $13,000 for 2004) on a pre-tax basis, pursuant to Code Section 401(k). In addition, changes have been made during 2004 to permit “catch-up” contributions (of not more than $3,000 in 2004) for participants age 50 and over.

The Plan provides for a matching contribution in an amount that is equal to the lesser of 4% of such participant’s eligible compensation for the Plan year or 100% of the participant’s plan contribution. An additional discretionary matching contribution of up to 2% of eligible compensation may be awarded each year by the Board. To the extent that the required employer matching contribution exceeds the debt service requirements, the Company makes additional cash contributions to the Plan. The Plan also provides that the Company may make an annual performance sharing contribution of up to 6% of the eligible compensation allocated to qualified participants as of the end of the Plan year, as determined by the Board of Directors.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Vesting

All participants are 100% vested at all times in all portion of their accounts balances including employer and employee contributed amounts. Forfeitures, if any, are used to offset future employer contributions.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan. Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 minus their highest outstanding loan balance in the preceding 12 months, subject to limitation described in the Plan. Loans bear interest at a rate commensurable with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

Administrative Expense

Expenses incurred to administer the Plan, including Trustee, recordkeeper, and investment advisory fees, are paid by the Plan. The Company pays all other expenses of the Plan, if any.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

Valuation of certain investments in the Plan that are held in the Master Trust represents the Plan’s allocable portion of such investments.

Investments in mutual funds and money market accounts are stated at fair value as determined by the Trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses, which approximates fair value. The Aventis Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair market value. Each contract is subject to early termination penalties that may be significant. The average crediting rate for the investment contracts was 4.78% and 5.51% and the average yield was 4.11% and 5.53% during 2004 and 2003, respectively.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Benefit Payments

Benefits are recorded when paid.

3.                            Investments

The following table presents the fair value of investments that represent 5% or more of the net assets available for benefits at December 31, 2004 and 2003:

	2004	2003

Master Trust

Aventis Pharmaceuticals Savings Plan and Aventis
Pharmaceuticals Puerto Rico Savings Plan Master Trust	$376,304,699	$347,834,321

Mutual Funds
T.Rowe Price Wellington LG Cap Research Fund	236,460,554	223,571,265
T.Rowe Price Pimco Total Return Fund	126,482,123	123,437,089
T.Rowe Price Small Cap Stock Fund	198,198,155	158,388,826
T.Rowe Price Science & Technology, Inc.	87,130,142	88,242,810

Common and Collective Trusts
T.Rowe Price Retirement Strategy Trust Balance Fund	95,326,211	82,903,712
T.Rowe Price Equity Index Trust Fund	138,211,362	110,354,108

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	2004	2003

Mutual Funds	$50,859,895	$127,765,809
Common and collective trusts	10,707,185	42,732,251
	$61,567,080	$170,498,060

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

4.                            Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the PR Plan. Both plans have an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2004 and 2003, the Plan’s interest in the Master Trust was approximately 98% for both years.

The following table presents the fair value of investments held in the Master Trust as of December 31, 2004 and 2003:

	2004	2003
Investments
At fair value
Cash and cash equivalents	$870,778	$757,810
Mutual funds	13,696,220	9,466,732
Company stock	79,270,454	97,895,257
At contract value
Guaranteed insurance contracts	291,452,574	247,742,852
	$385,290,026	$355,862,651

The following table presents the investment income for the Master Trust for the year ended December 31, 2004 and 2003:

	2004	2003

Dividends	$1,031,661	$866,969
Interests	12,699,396	13,418,893
Net appreciation in fair value of Common Stock	33,554,007	19,088,348
	$47,285,064	$33,374,210

5.                            Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 31, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made. The Plan Administrator is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

6.                            Bonds Payable

During 1999, the Plan merged with the Hoechst Marion Roussel Inc. Associate Stock Ownership Plan (the “HMR Plan”) subsequent to the formation of Aventis SA. The Company makes scheduled debt service payments on behalf of the Plan for bonds payable previously recorded within the HMR Plan. The bonds payable and the related receivable due from the Company to repay the remaining principle and any accrued interest to date are recorded within the Statement of Net Assets

Available for Benefits. These payments are recorded as additions (Employer Contributions) and deductions (bond principle payments and interest expense) within the Statement of Changes in Net Assets Available for Benefits. Amounts remitted in excess of the required funding are held within certain investment funds denoted as non-participant directed with the Statement of Net Assets Available for Benefits. The scheduled final principle payment of $10,378,630 is due August 1, 2005. The Plan had accrued interest of 14.05% and 11.50% related to Bond Payable within financial statement for year ended 2004 and 2003.

The plan has accrued interest payments related to the bonds payable within the financial statements.

7.                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$1,476,721,866	$1,309,132,247
Amounts allocated to withdrawing participants	1,253,876	(18,700)
Net assets available of benefits per the Form 5500	$1,477,975,742	$1,309,113,547

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
	2004	2003
Benefits paid to participants per the financial statements	$14,637,044	$81,058,267
Add amounts allocated to withdrawing participants at end of year	1,253,876	18,700
Less amounts allocated to withdrawing participants at beginning of year	(18,700)	—
Benefits paid to participants per the Form 5500	$15,872,219	$81,076,967

8.                            Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan.  T. Rowe Price Group Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.                            Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

Aventis Pharmaceuticals

Savings Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment		Cost	Current Value

	Mutual Funds
	Tradelink Investments	Mutual Fund		**	$33,143,667
*	T.Rowe Price Wellington LG Cap Research Fund	Mutual Fund		**	236,460,554
*	Pimco Total Return Fund	Mutual Fund		**	126,482,123
*	T.Rowe Price International Stock Fund	Mutual Fund		**	(349)
*	T.Rowe Price Small Cap Stock Fund	Mutual Fund	#	**	198,198,155
*	T.Rowe Price Science & Technology, Inc.	Mutual Fund		**	87,130,142
*	Emerging Markt Stock Fund	Mutual Fund		**	21,681,364
*	JP Morgan EAFE Plus Fund	Mutual Fund		**	56,914,109
	Total Mutual Funds				760,009,765

	Common and commingled trusts
*	T.Rowe Price Capital GRD Emrg Mrkts Equity Fund	Commingled trust fund		**	—
*	T.Rowe Price Retirement Strategy Trust Cons Gr Fund	Common trust		**	24,287,277
*	T.Rowe Price Retirement Strategy Trust Income+ Fund	Common trust		**	9,799,790
*	T.Rowe Price Retirement Strategy Trust Balance Fund	Common trust		**	95,326,211
*	T.Rowe Price Equity Index Trust Fund	Common trust		**	138,211,362
	Total Common and Collective Trusts				267,624,640

	Money Market Accounts
*	Cash	Money market account		40	40

	Loans
*	Participant loans	Participant loans with varying
		from 5.25% to 10.5%			20,381,224
	Total Investments				$1,048,015,669

*                 Indicates party-in-interest to the Plan.

**   Cost not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS INC.
SAVINGS PLAN

Date:	June 24, 2004	By:	/s/ Liz Donnelly
Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

INDEX TO EXHIBIT

Exhibit No.	Exhibit

1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP